[Yahoo! Letterhead]
October 26, 2007
BY EDGAR
Mr. Craig Slivka, Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Yahoo! Inc.
Definitive 14A
Filed April 30, 2007
File No. 000-28018
Dear Mr. Slivka:
Yahoo! Inc. (the “Company”) has received the Staff’s comment letter dated September 26, 2007 concerning the above referenced Definitive 14A. The comment letter asks us to provide our written responses by October 26, 2007 or to tell the Staff when we will provide our responses. Through a telephone call to you by Robert Plesnarski of O’Melveny & Myers LLP, we requested an extension of time to devote the appropriate amount of time and resources to consider the Staff’s comments, to confer with the Company’s Compensation Committee, and to complete our responses. We expect to provide our responses to the comment letter by November 16, 2007.
The Company hereby represents that:
•          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and
•          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (408) 349-1878 with any questions or comments regarding this letter.

Respectfully submitted,
Yahoo! Inc.

/s/ Blake Jorgensen

By:	Blake Jorgensen

Title: Chief Financial Officer

cc:	Stephanie I. Splane, VP, Corporate Legal Affairs
and Deputy General Counsel
J. Jay Herron, Esq., O’Melveny & Myers LLP
Robert Plesnarski, Esq., O’Melveny & Myers LLP